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                                          ILLINOVA CORPORATION
                                STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                            FIXED CHARGES
                                           (Thousands of Dollars)

                        Year Ended December 31,               Supplemental**
------------------------------------------------------------------------------------------------------------------------------------
                                    1992             1993         1993         1994        1995       1996

Earnings Available for Fixed
 Charges:
Net Income (Loss)                $93,234          ($81,874)     ($81,874)     $151,786    $151,601   $191,021
  Add:
    Income Taxes:
     Current                      22,930            25,260        25,260        58,354      98,578    163,873
     Deferred-Net                 63,739            82,057        82,057        71,177      34,137    (16,028)
    Allocated income taxes        (6,632)          (12,599)       (8,285)      (11,851)    (12,641)
    Investment tax credit-deferred  (519)             (782)         (782)      (11,331)     (6,894)    (7,278)
    Income tax effect of
     disallowed costs                  -           (70,638)      (70,638)            -           -          -
    Interest on long-term debt   160,795           154,110       154,110       135,115     125,581    118,438
    Amortization of debt
     expense and premium-net,
     and other interest charges   12,195            17,007        17,007        15,826      29,558     22,325
    One-third of all rentals
     (Estimated to be represen-
     tative of the interest
     component)                    5,117             5,992         5,992         5,847       5,221      4,346
    Interest on in-core fuel       8,278             6,174         6,174         7,185       6,716      4,757
    Disallowed Clinton plant costs     -                 -       270,956             -           -          -
                                  -------           -------      -------       -------     -------    --------
Earnings (loss) available for
 fixed charges                  $359,137          $124,707      $395,663      $425,674    $432,647   $468,813
                                =========         ========      ========      ========    ========   ========

Fixed charges:
  Interest on long-term debt     160,795           154,110       154,110       135,115     125,581    118,438
  Amortization of debt expense
   and premium-net, and other
   interest charges               25,785            27,619        27,619        25,381      38,147     28,957
  One-third of all rentals
   (Estimated to be representative
   of the interest component)      5,117             5,992         5,992         5,847       5,221      4,346
                                 --------          --------     ---------      --------    --------   --------
Total Fixed Charges             $191,697          $187,721      $187,721      $166,343    $168,949   $151,741
                                =========         =========     ==========    ==========  =========  ========
Ratio of earnings to fixed
 charges                            1.87              0.66*         2.11         2.56         2.56       3.09
                                =========         ==========    ==========    ==========  =========  =========

* Earnings are inadequate to cover fixed charges. Additional earnings (thousands) of $63,014 for 1993 are required to attain a one-to-one ratio of Earnings to Fixed Charges.

**Supplemental ratio of earnings to fixed charges presented to exclude nonrecurring item - Disallowed Clinton plant costs.

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